UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2012
Commission File Number 001-33434
CREDIT SUISSE AG

(Translation of Registrant’s Name Into English)
Paradeplatz 8, CH-8070 Zurich, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Explanatory note
This report on Form 6-K contains the exhibit set forth below. This report on Form 6-K and such exhibit are hereby incorporated by reference into Registration Statement No. 333-180300-03 of Credit Suisse AG.

Exhibit 5.1: Opinion of Davis Polk & Wardwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG
Date: September 28, 2012	By:	/s/ Michael G. Clark
		Name:	Michael G. Clark
		Title:	Authorized Officer

	By:	/s/ Gina Orlins
		Name:	Gina Orlins
		Title:	Authorized Officer

Exhibit 5.1

		New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

September 28, 2012

Credit Suisse AG
Paradeplatz 8
CH 8070 Zurich, Switzerland

Ladies and Gentlemen:

Credit Suisse AG, a corporation organized under the laws of Switzerland (the “Company”), has filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form F-3 (File No. 333-180300-03) (the “Registration Statement”) for the purpose of registering under the Securities Act of 1933, as amended (the “Securities Act”), among other securities, the Company’s Medium-Term Notes to be issued from time to time by the Company through its Nassau branch.  These securities include the notes identified in Exhibit A attached hereto (the “Notes”). These Notes have been issued pursuant to the Senior Indenture dated as of March 29, 2007 (the “Indenture”) between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the “Trustee”), as amended.

We, as your United States counsel, have examined such documents, corporate records and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

In rendering the opinions expressed herein, we have, without independent inquiry or investigation, assumed that (i) all documents submitted to us as originals are authentic and complete, (ii) all documents submitted to us as copies conform to authentic, complete originals, (iii) all signatures on all documents that we reviewed are genuine, (iv) all natural persons executing documents had and have the legal capacity to do so, (v) all statements in certificates of public officials and officers of the Company that we reviewed were and are accurate and (vi) all representations made by the Company as to matters of fact in the documents that we reviewed were and are accurate.

Based upon the foregoing, we advise you that in our opinion, the Notes, when executed and authenticated in accordance with the terms of the Indenture, and delivered to the initial purchasers thereof against payment therefor, will be valid and binding obligations of the Company entitled to the benefits of the Indenture, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting the enforcement of creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability.

Credit Suisse AG	2	September 28, 2012

In rendering the opinion expressed above, we have assumed that (1) the Company has duly authorized the Notes and the Indenture; (2) the Company is validly existing as a company in good standing under the laws of Switzerland; (3) the Trustee is validly existing as a corporation in good standing under the laws of its jurisdiction of incorporation; (4) the Registration Statement is effective; (5) the execution, delivery and performance by the Company and the Trustee of the Indenture and the execution, delivery, and performance by the Company of the Notes (a) are within the corporate powers of the Company and the Trustee, (b) do not contravene, or constitute a default under, the certificate of incorporation or bylaws or other constitutive documents of the Company or the Trustee, (c) do not require any action by or in respect of, or filing with, any governmental body, agency or official, and (d) do not contravene, or constitute a default under, any provision of applicable law or regulation, public policy or any judgment, injunction, order or decree or any agreement or other instrument binding upon the Company or the Trustee; and (6) the Indenture is a valid, binding and enforceable agreement of the Trustee.

We express no opinion as to (x) provisions in the Indenture that purport to waive objections to venue, claims that a particular jurisdiction is an inconvenient forum or the like, (y) whether a United States federal court would have subject-matter or personal jurisdiction over a controversy arising under the Notes or (z) the effectiveness of any service of process made other than in accordance with applicable law.  In addition, we note that the enforceability in the United States of Section 10.08(c) of the Indenture is subject to the limitations set forth in the United States Foreign Sovereign Immunities Act of 1976.

We are members of the Bar of the State of New York, and we express no opinion as to the laws of any jurisdiction other than the laws of the State of New York.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be filed by the Company on the date hereof and incorporated by reference into the Registration Statement.

In giving our consent above, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours, /s/ Davis Polk & Wardwell LLP

3	September 28, 2012

Exhibit A to Davis Polk & Wardwell LLP opinion dated September 28, 2012 to Credit Suisse AG

1.	Buffered Accelerated Return Equity Securities due March 28, 2014 Linked to the Performance of the Russell 2000® Index

2.	Buffered Accelerated Return Equity Securities due September 29, 2014 Linked to the Performance of the EURO STOXX 50® Index and the Euro relative to the U.S. Dollar

3.	Digital-Plus Barrier Notes due September 28, 2016 Linked to the Performance of the S&P 500® Index

4.	Digital-Plus Barrier Notes due September 29 , 2014 Linked to the Performance of the Russell 2000® Index

5.	Digital Barrier Notes due March 28, 2014 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index

6.	15 Month 9.0% per annum Callable Yield Notes due December 30, 2013 Linked to the Performance of the S&P 500® Index, the Russell 2000® Index and the Market Vectors Gold Miners ETF

7.	High/Low Coupon Callable Yield Notes due September 30, 2013 Linked to the Performance of the Russell 2000® Index, the United States Oil Fund, LP and the Market Vectors Gold Miners ETF

8.	15 month 6.60% per annum Callable Yield Notes due December 30, 2013 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index